Monica J. Shilling, P.C. To Call Writer Directly: +1 310 552 4355 monica.shilling@kirkland.com	2049 Century Park East Los Angeles, CA 90067 United States +1 310 552 4200 www.kirkland.com	Facsimile: +1 310 552 5900

August 6, 2021

VIA EDGAR

Ms. Lisa N. Larkin

Division of Investment Management

Securities and Exchange Commission

Washington, D.C., 20549

Re:      Crescent Capital BDC, Inc. Form N-2/A Filed June 24, 2021

Dear Ms. Larkin:

In a telephone conversation on July 19, 2021, you provided us with verbal comments on the Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N-2/A (the “Form N-2” or the “Registration Statement”), filed by Crescent Capital BDC, Inc. (the “Fund” or the “Registrant”) on June 24, 2021. We have revised the Registration Statement to respond to the comments you provided during the telephone conversation, and today filed the Pre-Effective Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”). We are concurrently filing this letter via EDGAR as a correspondence filing.

Set forth below are the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission provided by you, and immediately below each such comment is the response with respect thereto and, where applicable, the location in the relevant filing of the requested disclosure. Capitalized terms used but not defined herein shall have the meanings set forth in the Form N-2.

Form N-2

1.

(Page 2) Please confirm that neither of the Fund’s corporate subsidiaries referred to as not being consolidated for income tax purposes is an “investment company” as that term is defined in the Investment Company Act of 1940 (the “1940 Act”).

Response: The Fund confirms that neither of its corporate subsidiaries referred to as not being consolidated for income tax purposes is an “investment company” as that term is defined in the 1940 Act.

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August 6, 2021

2.

(Page 11) The Staff refers to the disclosures in footnote 12 and 13 of the fees and expenses table on pages 11 and 12 of the Registration Statement, respectively, under the heading “Fees and Expenses.” The Staff notes that Crescent Cap Advisors, LLC’s (the “Advisor”) management fee waiver will expire on July 31, 2021 and income incentive fee waiver will expire on July 31, 2021. In order for the Registrant to present a fee waiver line item in the fees and expenses table, the waiver must remain in effect for a period of at least 12 months from the date of the prospectus included in the Registration Statement (the “Prospectus”). Please revise the disclosure to confirm that the management fee waiver and income incentive fee waiver will remain in effect for a period of 12 months from the date of the Prospectus or remove such disclosure and any other similar disclosure in the Registration Statement.

Response: The Registrant has revised the disclosure as requested to remove both the management fee waiver and income incentive fee waiver.

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We look forward to discussing with you any additional questions you may have regarding the Form N-2. Please do not hesitate to call me at (310) 552-4355.

Very truly yours,

/s/ Monica J. Shilling
Monica J. Shilling

cc:     Jason Breaux, Chief Executive Officer

Gerhard Lombard, Chief Financial Officer

George Hawley, General Counsel

Crescent Capital BDC, Inc.